Free Writing Prospectus filed pursuant to Rule 433
Relating to the Preliminary Prospectus Supplement dated February 27, 2018 to the Prospectus dated February 7, 2017.
Registration Statement No. 333-215924

News

For Immediate Release: Tuesday, Feb. 27, 2018

General Motors Announces Public Secondary

Offering of Common Stock by the VEBA Trust

DETROIT — General Motors Co. (NYSE: GM) today announced that the UAW Retiree Medical Benefits Trust (the “Selling Stockholder” or “the VEBA Trust”) intends to offer for sale 40 million shares of GM common stock in an underwritten secondary offering. The Selling Stockholder will receive all of the proceeds from this offering. No shares are being sold by GM.

In connection with the VEBA Trust’s acquisition in 2009 of the shares of GM common stock subject to this offering, the U.S. Department of Labor required the VEBA Trust to appoint an independent fiduciary to make all decisions with respect to the disposition of such shares. Brock Fiduciary Services LLC is the independent fiduciary and investment manager to the VEBA Trust for these shares.

GM also announced that, subject to the completion of the offering, it intends to repurchase from the underwriters a portion of the 40 million shares of common stock being offered having an aggregate value of approximately $100 million at a price per share equal to the price per share that the underwriters pay to the VEBA Trust in the offering.

Citigroup and Barclays are acting as underwriters for the offering. The underwriters may offer the shares of common stock, excluding the shares to be repurchased by GM, from time to time in one or more transactions on the NYSE, on the over-the-counter market, through negotiated transactions or otherwise, at market prices, at prices related to market prices or at negotiated prices.

Additional Information for Investors

GM has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before investing, please read the prospectus in that registration statement and other documents GM has filed with the SEC for more complete information about GM and this offering. Prospective investors may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, GM, any underwriter or any dealer participating in the offering will arrange to send any prospective investor the prospectus if the prospective investor requests it by contacting Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by phone at (800) 831-9146 and Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717; barclaysprospectus@broadridge.com (phone 888-603-5847).

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

General Motors Co. (NYSE:GM) has leadership positions in the world’s largest and fastest-growing automotive markets. GM, its subsidiaries and joint venture entities sell vehicles under the Chevrolet, Cadillac, Baojun, Buick, GMC, Holden, Jiefang and Wuling brands.

Forward-Looking Statements

This press release and related comments by management may include forward-looking statements, including our intention to repurchase shares of common stock from the underwriters, subject to completion of the offering. These statements are based on current expectations about possible future events and thus are inherently uncertain. Our actual results may differ materially from forward-looking statements due to a variety of factors, including: (1) our ability to deliver new products, services and experiences that attract new, and are desired by existing, customers and to effectively compete in autonomous, ride-sharing and transportation as a service; (2) sales of crossovers, SUVs and full-size pick-up trucks; (3) our ability to reduce the costs associated with the manufacture and sale of electric vehicles; (4) the volatility of global sales and operations; (5) our significant business in China which subjects us to unique risks; (6) our joint ventures, which we cannot operate solely for our benefit and over which we may have limited control; (7) adoption of, changes in, or the introduction of novel interpretations of, laws, regulations or policies particularly those relating to free trade agreements, tax rates and vehicle safety and any government actions that may affect the production, licensing, distribution, pricing, or selling of our products; (8) our dependence on our manufacturing facilities; (9) the ability of suppliers to deliver parts, systems and components without disruption and on schedule; (10) prices of raw materials; (11) our highly competitive industry; (12) our ability to protect our intellectual property; (13) security breaches and other disruptions to our vehicles, information technology networks and systems; (14) compliance with laws and regulations applicable to our industry, including those regarding fuel economy and emissions; (15) costs and risks associated with litigation and government investigations; (16) compliance with the terms of the Deferred Prosecution Agreement; (17) the cost and effect on our reputation of product safety recalls and alleged defects in products and services; (18) our ability to successfully and cost-efficiently restructure operations in various countries with minimal disruption; (19) our ability to realize production efficiencies and to achieve reductions in costs; (20) our ability to develop captive financing capability through GM Financial; and (21) significant increases in pension expense or projected pension contributions. A further list and description of these risks, uncertainties and other factors can be found in our Annual Report on Form 10-K for the fiscal year ended December 31, 2017, and our subsequent filings with the Securities and Exchange Commission. GM cautions readers not to place undue reliance on forward-looking statements. GM undertakes no obligation to update publicly or otherwise revise any forward-looking statements.

CONTACTS:

GM Communications Tom Henderson 313-667-2702 tom.e.henderson@gm.com	GM Investor Relations Mike Heifler 313-418-0220 michael.heifler@gm.com	UAW Retiree Medical Benefits Trust Brock Fiduciary Services LLC Alain Lebec 212-209-3000 alebec@brockcapital.com